RE:
5-31-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02038294

For the month of May, 2002

BALLARD POWER SYSTEMS INC.

SEC Registration Number 0-25270

(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J9
(Address of principal executive offices)

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 164 SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No __X__

PROCESSED
JUN 17 2002
THOMSON FINANCIAL

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLARD POWER SYSTEMS INC.
Registrant

Date: May 21, 2002

Signature

Noordin S.K. Nanji
Vice-President, Strategic Development
and Corporate Secretary
Print name and title of signing officer

EXPANDING OUR STRENGTH

quality

organizational discipline

health

environment

safety

people

customer base

brand value

manufacturing capability

technology

access to global markets

products

POWER TO CHANGE THE WORLD®

More than a statement, this is our vision. Ballard® fuel cells that can provide efficient, clean power where we need it most. Fuel cell-powered buses, automobiles and trucks that can provide the performance consumers expect without today's pollution levels or greenhouse gases. Distributed stationary generators that can provide high quality, reliable electricity to homes and businesses without adding new high-voltage transmission lines and central generating plants. Portable power products that can provide the flexibility and reliability we require without noisy generators or bulky batteries. This is the world powered by Ballard® fuel cells.

Now we are expanding our strength to meet the demands of the future. Today, in addition to proton exchange membrane (PEM) fuel cell components, we can provide customers with complete fuel cell engines and systems, electric drives for both fuel cell and battery-powered electric vehicles and carbon fiber products for a wide range of applications. In 2002, our power electronics and heavy-duty fuel cell engines will be commercially available. The ability to offer our customers complete fuel cell engine and system solutions and to market our component technologies into non-fuel cell markets today gives us a new foundation for growth.

Firoz Rasul
Chairman of the Board
and Chief Executive Officer

to our shareholders

During this first quarter we made significant progress towards achieving our corporate goals for the year. At the same time we met our internal operational and financial expectations for the quarter. The integration of XCELLSIS and Ecostar into Ballard is progressing well and we are meeting our customer deliverables.

The acquisition of XCELLSIS and Ecostar has expanded our business. We are now a complete fuel cell power systems supplier. This has allowed us to advance our technology and provides opportunities for sale of our system components for both fuel cell and non-fuel cell applications. Our agreement to develop commercial power generation products with Ford Power Products for generator engines is consistent with this business strategy. The commercial availability of one of our gas diffusion layers (GDL) to the fuel cell industry also supports our business strategy in terms of attaining cost reduction through volume manufacturing and generating early revenues.

During the first quarter, momentum continued to build in the fuel cell industry, with particular focus on the transportation sector. Ford, Honda and Toyota have all reiterated their plans to introduce their first fuel cell vehicles for fleet applications in the 2003 to 2004 timeframe. Governments, most notably the U.S. government, began developing and implementing programs to help accelerate the introduction of fuel cell vehicles through the establishment of a hydrogen fuel infrastructure, incentives for early fleet purchases and funding for technology development. We view these developments as confirmation that fuel cells are recognized as the next generation propulsion system.

In March 2002, Ford unveiled the prototype of the fuel cell vehicle that it will begin placing in fleets in limited quantities in 2004. The prototype is based on the Focus platform and highlights a number of technical advancements. This is the first public demonstration of our most advanced fuel cell power train. Ford announced that it will build prototype vehicles this year for testing before introducing fuel cell vehicles to customers in 2004.

We remain on schedule with DaimlerChrysler on the European Fuel Cell Bus Project. We have provided the heavy-duty fuel cell engine for the prototype Citaro bus operating in Vancouver, and delivered the first heavy-duty fuel cell engine to DaimlerChrysler, which is currently being tested in a Citaro bus in Germany.

During the quarter, we continued to work with our customers, Honda and Nissan, in support of their development programs. Honda announced during the quarter that it plans to introduce its first fuel cell vehicles for fleet applications next year. Nissan is increasing its development efforts and expects to complete its development program in 2005.

The desire for energy security has led the U.S. government to focus on the positive impact fuel cell-powered automobiles can have on reducing reliance on foreign oil imports. Recently announced tax incentives for hydrogen fuel cell vehicles, refueling stations and stationary fuel cells, passed by the Congress and the Senate, total in excess of $3 billion. The FreedomCAR program, announced in January, will focus on fuel cell vehicles, hydrogen storage and production, and hydrogen fuel infrastructure for fuel cell vehicles. Additional initiatives, including the upcoming Fuel Cell Reports to Congress by the Department of Energy and the Department of Defense will establish a roadmap for the commercialization of fuel cell technology. These initiatives are aimed at increasing energy independence while maintaining fuel affordability, vehicle choice and refueling convenience.

The Japanese government continues to actively support fuel cells, as it focuses on reducing Japan's dependence on foreign oil imports and reducing greenhouse gas emissions. Hydrogen refueling facilities are being installed in Tokyo to support the commercialization of fuel cell-powered vehicles.

In the power generation business, our affiliate company, EBARA BALLARD Corporation, (EBARA BALLARD) unveiled the second generation of its 1 kW cogeneration stationary system for the Japanese residential market. This unit continues to be the best performing fuel cell system in the Millennium Project of the Japanese Ministry of Economy, Trade and Industry and has demonstrated the highest combined heat and electrical efficiency. The project is designed to provide formal stage gate approvals for emerging cogeneration fuel cell technology, enabling qualified products to be eligible for government subsidies.

In January, Ballard, EBARA BALLARD, Tokyo Gas and EBARA Corporation (EBARA) signed a three-year agreement to commercialize residential 1 kW cogeneration stationary systems, powered by Ballard® fuel cells, and incorporating fuel processing systems manufactured by EBARA BALLARD based on Tokyo Gas' fuel processing technology.

We continued our $2.3 million field testing program with the German Ministry for Economics and Technology to develop a Nexa™ power module for the European market. This two-year program will support the commercialization of our Nexa™ power module in Europe through its evaluation in multiple applications and through the establishment of appropriate codes and standards.

At Hannover Fair in April, an annual technology showcase event in Germany, IdaTech, a subsidiary of IDACORP, Inc., the holding company over the regulated electric utility, Idaho

Power Co., displayed a portable fuel cell system powered by our Nexa™ power module. The unit was fueled with methanol, highlighting the fuel versatility of the Nexa™ power module.

Our first quarter as an integrated company demonstrated our ability to work together on the path to commercialization of Ballard® fuel cell products. I look forward to reporting to you on our integration activities and business developments as they progress throughout the year.

On behalf of the Board of Directors

"Firoz Rasul"

FIROZ RASUL
Chairman of the Board and Chief Executive Officer

This report contains forward-looking statements reflecting Ballard Power Systems Inc.'s current expectations as contemplated under the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Law of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from other fuel cell manufacturers, other advanced and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, our ability to protect our intellectual property, our ability to successfully integrate the businesses of the former XCELLSIS and Ecostar, and our ability to provide the capital required for product development, operations and marketing. These factors should be considered carefully and readers should not place undue reliance on Ballard's forward-looking statements. Investors are encouraged to review Management's Discussion and Analysis in the 2001 Annual Report, the section entitled "Operating Results, Capital Requirements and Risks" (pages 44-50) for a more complete discussion of factors that could affect Ballard's future performance.

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2002. As well, it provides an update to the discussion and analysis contained in our 2001 Annual Report. This discussion and analysis should be read in conjunction with the "Management's Discussion & Analysis" section and the annual consolidated financial statements contained in our 2001 Annual Report. All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

During 2001, we made three acquisitions which significantly expanded our business. On May 25, 2001, we acquired the carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. (BMP). On November 30, 2001, we increased our ownership of XCELLSIS AG (subsequently changed to Ballard Power Systems AG (BPSAG)) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (subsequently changed to Ballard Power Systems Corporation (BPSC)) to 100%. Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford) in exchange for common shares. Collectively, these acquisitions are referred to in this discussion and analysis as the "Acquired Businesses". Since these acquisitions occurred subsequent to March 31, 2001, they account for the majority of the differences in the current quarter's results from those reported in the comparative period of 2001.

As a result of the acquisitions, we changed the way we manage our business with respect to making operating decisions and assessing performance and therefore have restructured our segmented reporting into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives and Power Conversion, and Material Products. Technology and Corporate comprise the technology, development and manufacture of proton exchange membrane fuel cells and corporate administrative services. Our Power Generation Division develops, manufactures and markets fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Our Transportation Division develops, manufactures and markets fuel cell components and complete fuel cell engines for the transportation market. The Electric Drives and Power Conversion Division develops, manufactures and markets electric drives for both fuel cell and battery-powered electric vehicles, and power electronics for fuel cell and combustion engine generators, microturbines and other distributed generation products. The Material Products Division develops, manufactures and markets carbon fiber products to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry.

Our net loss for the quarter ended March 31, 2002 was $50.7 million, or ($0.48) per share, compared with a net loss of $14.1 million, or ($0.16) per share, during the same period in 2001. The increased loss for the quarter reflects losses of $24.7 million from the Acquired Businesses and $7.9 million from business integration and restructuring costs. Cash required for operations and capital expenditures for the three months ended March 31, 2002, excluding acquisition and business integration and restructuring costs, was $50.0 million compared to $17.8 million in the same quarter in 2001.

RESULTS OF OPERATIONS

Product and engineering service revenues increased by $8.3 million or 215% from 2001 to $12.1 million for the quarter ended March 31, 2002. The improved revenues for 2002 include $9.3 million of revenues from the Acquired Businesses. Revenues from the Acquired Businesses were primarily from sales by our Material Products Division and the sale of fuel cell engines by our Transportation Division. The increase in revenues from the Acquired Businesses was partly offset by lower service and automotive fuel cell revenues during the quarter. Included in the current quarter were revenues of $0.8 million from engineering services. The related costs of providing these engineering services are included in research and development expenses.

Investment and other income declined by $6.5 million or 74% during the current quarter relative to the same period in 2001. A decline in interest rates, lower average balances of cash and short-term investments, and foreign exchange losses of $0.4 million compared to a foreign exchange gain of $2.3 million in 2001, were the primary reasons for the reduction.

Cost of product revenues increased by $10.1 million or 238% during the three months ended March 31, 2002 as compared to the same period in 2001. The increased costs reflect the cost of product revenues from our Material Products Division, the cost of fuel cell engines sold by our Transportation Division and the cost of product revenues from our Electric Drives and Power Conversion Division. Due to the timing of business acquisitions, there was no cost of product revenues from these divisions in the comparative quarter of 2001. Excluding the Acquired Businesses, cost of product sales for the quarter declined by $1.8 million from the previous year due to lower costs for our Mark 900 series fuel cells.

Research and product development expenses for the three months ended March 31, 2002 increased by $17.3 million or 123% to $31.3 million as compared to expenditures of $14.1 million for the same quarter in 2001. This increase is almost entirely related to research and product development expenses from the Acquired Businesses. These increased costs relate to the development of light and heavy-duty fuel cell vehicle engines and subsystems and electric drives and power electronics products. Research and product development activities related to fuel cells for the quarter remained relatively unchanged from the comparative period in 2001.

General and administrative and marketing expenses for the quarter increased by $3.6 million or 140% and $1.3 million or 143%, respectively, when compared to the corresponding period in 2001. The increases primarily reflect the general and administrative and marketing expenses of the Acquired Businesses. General and administrative and marketing expenses (excluding the Acquired Businesses) for the three months ended March 31, 2002, remained relatively unchanged from the comparative period in 2001.

Depreciation and amortization of intangible assets increased by $9.8 million to $11.6 million, compared to $1.8 million during the same period in 2001. The increase reflects $6.7 million of amortization from intangible assets and $2.0 million of depreciation of the property, plant and equipment from the Acquired Businesses and the remainder from depreciation of fixed assets acquired since March 31, 2001.

Equity in loss of associated companies for the quarter ended March 31, 2002 decreased by $4.8 million relative to the same period in 2001. The decrease primarily reflects the change in accounting for BPSAG and BPSC, which were previously recorded as equity investments but which, with their acquisition by us in November 2001, are now fully consolidated.

Minority interest for the quarter ended March 31, 2002 was $9.5 million compared to $1.2 million during the 2001 comparative period. The $8.3 million increase reflects the 49.9% minority interest portion of BPSAG's losses. This was partly offset by a reduced minority interest in the losses of Ballard Generation Systems Inc. (BGS) due to the reduction in the minority interest in BGS from 40.9% in 2001 to 31.5% in 2002 resulting from the acquisition by us of EBARA Corporation's interest in BGS in December 2001.

Business integration and restructuring costs of $7.9 million during the current quarter relate to expenditures for severance, the closure of facilities, asset write-downs and other costs associated primarily with realizing synergies from the acquisition of BPSAG and BPSC.

Gain on the issuance of shares by subsidiary was nil for the three months ended March 31, 2002 and $1.2 million for the comparative quarter in 2001. The comparative amounts for 2001 primarily include the issuance of shares of BGS to ALSTOM SA.

Cash Flows, Liquidity and Capital Resources

Cash Flows

Cash and short-term investments decreased by $60.8 million to $360.4 million as at March 31, 2002, compared to $421.2 million at the end of 2001. The decrease was primarily driven by increased net losses (excluding non-cash items) of $42.3 million, higher working capital requirements of $18.7 million and capital spending of $5.4

million, which were partly offset by the issuance of $5.4 million of share capital from the exercise of stock options. Cash used in operations was negatively impacted by the payment of $16.4 million of acquisition and business integration and restructuring costs.

Cash used in operations was $61.0 million for the three months ended March 31, 2002 compared to $14.0 million during the comparative period of 2001. Net losses were higher due to the cash requirements of BPSAG and BPSC acquired in November 2001. Non-cash working capital requirements increased by $18.7 million during the quarter ended March 31, 2002, driven primarily by higher accounts receivable and inventory and lower accounts payable and accrued liabilities, partly offset by an increase in deferred revenue deposits for future Transportation Division product deliveries. Accounts receivable increased by $0.9 million due to the timing of shipments by our Transportation Division. Inventory increased by $2.8 million due to the timing of shipments, and higher raw material inventories required for planned increases in production for portable and transportation fuel cells and fuel cell engines. Accounts payable and accrued liabilities decreased by $15.8 million from the beginning of the year, primarily driven by the net payment of $8.5 million of acquisition and business integration and restructuring costs, the payment of liabilities to development partners and bonus payments.

Investing activities resulted in a cash inflow of $0.5 million for the quarter ended March 31, 2002, consisting primarily of a decrease in short-term investments of $5.7 million, partly offset by capital spending of $5.4 million. The decrease in short-term investments resulted from changes in our investment portfolios to optimize investment returns based on changes in interest rates. Capital spending was primarily for manufacturing equipment and facility upgrades.

Financing activities resulted in a cash inflow of $5.4 million for the three months ended March 31, 2002, consisting primarily of proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at March 31, 2002, we had 105,218,451 common shares issued and outstanding, employee stock options for 6,848,477 shares outstanding, and 450,000 warrants outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, we had cash, cash equivalents and short-term investments totaling $360.4 million. We will use our funds to meet capital funding requirements for the commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, electric drives and power electronics products, the purchase of equipment for our manufacturing facilities and the further development of high-volume manufacturing processes and business systems. Our actual funding requirements will vary depending on a variety of factors, including our success in integrating BPSAG and BPSC, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales and the results of our development and demonstration programs.

We expect to incur net losses for the next several years as we continue to make significant investments in research and product development activities required to commercialize our products. We expect the acquisitions made during 2001, and the resulting expansion of our business, will increase our cash requirements. In 2002, we expect our cash requirements for ongoing operations and capital expenditures, excluding acquisition and business integration and restructuring costs, to be between $122 million and $142 million.

During 2002, we expect to fund an additional $36 million in cash requirements related to acquisition and business integration and restructuring costs as a result of the acquisition of BPSAG and BPSC. Of that amount $18 million is related to paying accruals of costs made in 2001. The 2002 expenditures will be for severance, the closure of facilities and other costs associated primarily with realizing synergies from the acquisition of BPSAG and BPSC.

Based on our current business strategy, as BPSAG and BPSC are fully integrated into Ballard, we expect our 2003 and 2004 total cash requirements, excluding any cash required for merger and acquisition activity, to decline relative to 2002.

We believe that our cash, cash equivalents and short-term investments will provide us with sufficient capital to fund our current operations through 2004. However, we expect to raise additional capital before 2004 to continue to expand our business and production capacity beyond 2004. In addition to the CDN $55.0 million (US $34.5 million) provided on November 30, 2001, DaimlerChrysler and Ford have agreed to invest at least an additional CDN $55.0 million if we undertake any equity offerings before November 30, 2004. At that time, DaimlerChrysler would invest CDN $30.0 million and Ford would invest CDN $25.0 million. If external sources of financing are not available when needed or on acceptable terms, or if we experience significant cost overruns on any of our programs for which we cannot obtain additional funds, certain of our research and development activities or investments in manufacturing capacity may be delayed or eliminated, resulting in potential delays in the commercialization of our products. In addition, we regularly review acquisition opportunities and, depending on the size of the transaction, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue these acquisition opportunities.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We believe that the critical accounting policies affecting our consolidated financial statements are the following:

INVENTORY PROVISION

In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. Where we determine that such changes have occurred and will have a negative impact on current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

RECOVERABILITY OF INTANGIBLE ASSETS AND GOODWILL

We have a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill and we amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill for potential impairment. Should circumstances indicate that an impairment in the value of these assets has occurred, we would be required to record this impairment in the earnings of the current period.

WARRANTY PROVISION

In establishing the accrued warranty liability, we estimate the likelihood that products sold will be subject to warranty claims. In making such determinations, we use estimates based on the nature of the contract and past experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period may require adjustment in a subsequent period.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are discussed in detail in the "Management's Discussion & Analysis" section of our 2001 Annual Report and remain substantially unchanged.

Consolidated Balance Sheets

Unaudited *(Expressed in thousands of U.S. dollars)*

	March 31 2002	December 31 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 85,687	$ 140,774
Short-term investments	274,726	280,475
Accounts receivable	18,258	17,312
Inventories	30,842	28,046
Prepaid expenses	1,259	873
	410,772	467,480
Property, plant and equipment	104,998	109,006
Intangible assets	162,504	170,453
Goodwill	185,097	184,930
Investments	26,286	26,241
Other long-term assets	1,559	1,209
	$ 891,216	$ 959,319
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 43,529	$ 59,307
Deferred revenue	3,296	1,944
Accrued warranty liabilities	16,441	16,622
	63,266	77,873
Long-term liabilities	8,499	7,723
Minority interest	27,220	36,517
	98,985	122,113
SHAREHOLDERS' EQUITY:		
Share capital	1,057,553	1,051,811
Accumulated deficit	(265,322)	(214,605)
	792,231	837,206
	$ 891,216	$ 959,319

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board "Douglas Whitehead" "Stephen Bellringer"

Director *Director*

Consolidated Statements of Operations and Accumulated Deficit

Unaudited *(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)*

	Three months ended March 31	
	2002	2001
Product revenues	$ 11,354	$ 3,841
Engineering service revenue	758	—
Investment and other income	2,266	8,731
	14,378	12,572
Cost of revenues and expenses		
Cost of product revenues	14,365	4,245
Research and product development	31,312	14,061
General and administrative	6,197	2,583
Marketing	2,232	920
Depreciation and amortization	11,608	1,768
Capital taxes	66	65
	65,780	23,642
Loss before undernoted	(51,402)	(11,070)
Equity in loss of associated companies	(306)	(5,086)
Minority interest	9,465	1,168
Business integration and restructuring costs	(7,917)	—
Gain on issuance of shares by subsidiary	—	1,172
Loss before income taxes	(50,160)	(13,816)
Income taxes	557	246
Net loss for period	(50,717)	(14,062)
Accumulated deficit, beginning of period	(214,605)	(118,208)
Accumulated deficit, end of period	$ (265,322)	$ (132,270)
Loss per share	$ (0.48)	$ (0.16)
Weighted average number of common shares outstanding	105,024,342	89,461,981

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited *(Expressed in thousands of U.S. dollars)*

	Three months ended March 31	
	2002	2001
CASH PROVIDED BY (USED FOR):		
Operating Activities		
Net loss for period	$ (50, 717)	$ (14,062)
Items not affecting cash		
Gain on issuance of shares by subsidiary	—	(1,172)
Compensatory shares	302	—
Depreciation and amortization	13,682	2,402
Loss on sale and writedowns of property, plant and equipment	3,588	—
Equity in loss of associated companies	306	5,086
Minority interest	(9,465)	(1,168)
	(42,304)	(8,914)
Changes in non-cash working capital		
Accounts receivable	(946)	949
Inventories	(2,796)	(3,342)
Prepaid expenses	(386)	(117)
Accounts payable and accrued liabilities	(15,778)	(3,161)
Deferred revenue	1,352	55
Accrued warranty liabilities	(181)	522
	(18,735)	(5,094)
Cash used by operations	(61,039)	(14,008)
Investing activities		
Net decrease in short-term investments	5,749	84,474
Additions to property, plant and equipment	(5,408)	(3,782)
Proceeds on sale of fixed assets	92	—
Investments	(351)	(2,438)
Other long-term assets	(350)	—
Long-term liabilities	799	—
	531	78,254
Financing activities		
Net proceeds on issuance of share capital	5,440	5,573
Proceeds on issuance of shares by subsidiary	—	2,353
Other	(19)	(19)
	5,421	7,907
Increase (decrease) in cash and cash equivalents	(55,087)	72,153
Cash and cash equivalents, beginning of period	140,774	181,294
Cash and cash equivalents, end of period	$ 85,687	$ 253,447

Supplemental disclosure of cash flow information (note 3).
See accompanying notes to consolidated financial statements.

Unaudited *(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)*

1 BASIS OF PRESENTATION

The accompanying financial information reflects the same accounting policies and methods of application as Ballard's 2001 Annual Report except as described in Note 2 below. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (GAAP) because certain information included in Ballard's 2001 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Ballard's 2001 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2 SHARE CAPITAL

Effective January 1, 2002, Ballard adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (CICA) recommendations for accounting for stock-based compensation. The new standard requires that Ballard recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. Ballard measures compensation cost by the intrinsic value method.

Under the new accounting standard, Ballard's share distribution plan is deemed to be compensatory which resulted in a compensatory charge to the income statement of $302,000.

There were no options granted during the current period. As at March 31, 2002, options for 6,848,477 shares were outstanding.

3 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Three months ended March 31	
	2002	2001
Interest paid	$ 5	$ 5
Income taxes paid	$ 252	$ 280
Non-cash financing and investing activities		
Compensatory shares	$ 302	$ —

4 SEGMENTED FINANCIAL INFORMATION

As a result of the acquisition of Ballard Power Systems AG (BPSAG) and Ballard Power Systems Corporation (BPSC), Ballard has changed the way it manages its business with respect to making operating decisions and assessing performance. As a result, Ballard has changed its segmented disclosure into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives and Power Conversion, and Material Products.

Technology and Corporate comprise the technology, development and manufacture of proton exchange membrane fuel cells and corporate administrative services. Ballard's Power Generation Division develops, manufactures and markets fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Ballard's Transportation Division develops, manufactures and markets fuel cell components and complete fuel cell engines for the transportation market. The Electric Drives and Power Conversion Division develops, manufactures and markets electric drives for both fuel cell and battery-powered electric vehicles, and power electronics for fuel cell and combustion engine generators, microturbines and other distributed generation products. The Material Products Division develops, manufactures and markets carbon fiber products to automotive manufacturers for automatic transmissions and gas diffusion layer materials to the fuel cell industry.

The prior years' comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

Three months ended March 31, 2002	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 39	$ 7,349	$ 681	$ 4,020	$ 12,089
Engineering service revenue	—	—	758	—	—	758
Elimination of intersegment revenues	—	(3)	—	(436)	(296)	(735)
Total revenues to external customers	$ —	$ 36	$ 8,107	$ 245	$ 3,724	$ 12,112
Segment loss for period	$ (14,956)	$ (4,402)	$ (16,106)	$ (7,013)	$ 177	$ (42,300)
Identifiable assets	$ 448,219	$ 30,011	$ 195,131	$ 200,366	$ 17,489	$ 891,216
Reconciliation of net loss for period						
Segment loss for period						$ (42,300)
Investment and other income						2,266
Depreciation and amortization						(11,608)
Business integration and restructuring costs						(7,917)
Minority interest						9,465
Other						(66)
Loss before income taxes						$ (50,160)

Three months ended March 31, 2001	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 651	$ 3,190	$ —	$ —	$ 3,841
Engineering service revenue	—	—	—	—	—	—
Elimination of intersegment revenues	—	—	—	—	—	—
Total revenues to external customers	$ —	$ 651	$ 3,190	$ —	$ —	$ 3,841
Segment loss for period	$ (10,703)	$ (4,899)	$ (6,548)	$ (904)	$ —	$ (23,054)
Identifiable assets	$ 561,574	$ 33,491	$ 28,874	$ 30,328	$ —	$ 654,267
Reconciliation of net loss for period						
Segment loss for period						$ (23,054)
Investment and other income						8,731
Depreciation and amortization						(1,768)
Gain on issuance of shares by subsidiary						1,172
Minority interest						1,168
Other						(65)
Loss before income taxes						$ (13,816)

5 FINANCIAL INSTRUMENTS

Ballard enters into forward exchange contracts to manage exposure to currency rate fluctuations. The purpose of Ballard's foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

As at March 31, 2002, Ballard has forward contracts to purchase 18,686,812 EUR, which mature during 2002. At March 31, 2002, Ballard would receive $261,942 to settle its outstanding forward exchange contracts. As these forward exchange contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

CORPORATE OFFICES

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby BC
Canada V5J 5J9
T 604 454 0900
F 604 412 4700

Ballard Material Products Inc.
Two Industrial Avenue
Lowell MA USA
01851-5199

Ballard Power Systems Corporation
15001 Commerce Drive N.
Dearborn MI USA
48120

Ballard Power Systems AG
Neue Strasse 95
D 73230 Kirchheim –
Nabern Germany

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver BC
Canada V6C 3B9
T 604 661 0222
F 604 661 9480

STOCK LISTING

Ballard's common shares are listed on The Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby BC
Canada V5J 5J9
T 604 412 3195
F 604 412 3100
investors@ballard.com
http://www.ballard.com

BALLARD POWER SYSTEMS INC.
9000 Glenlyon Parkway
Burnaby, British Columbia
Canada, V5J 5J9

www.ballard.com

BALLARD®

EXPANDING OUR STRENGTH